                      SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                  FORM U-3A-2
   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935
                     To Be Filed Annually Prior to March 1

--------------------------------------------------------------------------------

                                PG&E CORPORATION

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

    1.1.  PG&E Corporation ("Claimant")

          PG&E Corporation
          77 Beale Street
          P.O. Box 770000
          San Francisco, CA  94177

          Claimant, incorporated under the laws of the State of California, is a holding company formed by Pacific Gas and Electric Company, a public utility. On January 1, 1997, Claimant became the parent of PG&E pursuant to a corporate reorganization plan. Claimant is also the parent of nonutility subsidiaries formerly owned by PG&E.

    1.2.  Subsidiaries

    1.2.1.  Pacific Gas and Electric Company ("PG&E")
            77 Beale Street
            P.O. Box 770000
            San Francisco, CA 94177

            PG&E is incorporated under the laws of the State of California. All of the common stock of PG&E is owned by Claimant. PG&E is an operating public utility engaged principally in the business of supplying electric and natural gas service throughout most of Northern and Central California.

    1.2.1.1.  Alberta and Southern Gas Co. Ltd.
              1500 Bankers Hall
              855 Second Street., SW
              Calgary, Alberta T2P 4J7

              Alberta and Southern Gas Co. Ltd., incorporated under the laws of Alberta, is a wholly-owned Canadian subsidiary of PG&E. Alberta and Southern Gas Co. Ltd. purchases natural gas in Canada for the California market.

    1.2.1.1.1.  Alberta and Southern Gas Marketing, Inc.
                1500 Bankers Hall
                855 Second Street., SW
                Calgary, Alberta T2P 4J7

                Alberta and Southern Gas Marketing, Inc. is a wholly-owned subsidiary of Alberta and Southern Gas Co. Ltd. Alberta and Southern Gas Marketing, Inc. has marketed natural gas in non-California markets.

    1.2.1.2.  Mission Trail Insurance (Cayman) Ltd.
              P.O. Box 1051 GT
              Grand Cayman, Cayman Islands, BWI

              Mission Trail Insurance (Cayman) Ltd., incorporated under the laws of the Cayman Islands, is a wholly-owned subsidiary of PG&E. Mission Trail Insurance (Cayman) Ltd. underwrites various classes of insurance for PG&E and its subsidiaries and affiliates.

    1.2.1.3.  Natural Gas Corporation of California
              P.O. Box 770000
              77 Beale Street, 32nd Floor
              San Francisco, CA 94177

              Natural Gas Corporation of California, incorporated under the laws of the State of California, is a wholly-owned subsidiary of PG&E. Natural Gas Corporation of California acts as the vehicle for the amortization of certain regulatory assets.

    1.2.1.3.1.  NGC Production Company
                P.O. Box 770000
                77 Beale Street, 32nd Floor
                San Francisco, CA 94177

                NGC Production Company, incorporated under the laws of the State of California, is a wholly-owned subsidiary of Natural Gas Corporation of California. NGC Production Company facilitates project financing for Natural Gas Corporation of California's capital requirements.

    1.2.1.4.  Pacific Conservation Services Company
              P.O. Box 770000
              77 Beale Street, 32nd Floor
              San Francisco, CA 94177

              Pacific Conservation Services Company, incorporated under the laws of the State of California, is a wholly-owned subsidiary of PG&E. Pacific Conservation Services Company engages in borrowing and lending operations required to fund PG&E conservation loan programs.

    1.2.1.5.  Calaska Energy Company
              P.O. Box 770000
              77 Beale Street, 32nd Floor

              San Francisco, CA 94177

              Calaska Energy Company, incorporated under the laws of the State of California, is a wholly-owned subsidiary of PG&E. Calaska Energy Company was PG&E's representative in the Alaska Highway Pipeline Project, which was formed to bring Prudhoe Bay natural gas to the lower 48 states.

    1.2.1.6.  Eureka Energy Company
              P.O. Box 770000
              77 Beale Street, 32nd Floor
              San Francisco, CA 94177

              Eureka Energy Company, incorporated under the laws of the State of California, is a wholly-owned subsidiary of PG&E. Eureka Energy Company formerly managed the Utah coal venture on behalf of PG&E, and currently owns Marre Ranch in San Luis Obispo County.

    1.2.1.7.  Standard Pacific Gas Line, Inc.
              P.O. Box 770000
              77 Beale Street, 32nd Floor
              San Francisco, CA 94177

              Standard Pacific Gas Line, Inc., incorporated under the laws of the State of California, is a subsidiary of PG&E. Standard Pacific Gas Line, Inc. transports natural gas in California. PG&E owns a 85.71% interest and Chevron Pipe Line Company owns the remaining 14.29% interest.

    1.2.1.8.  Pacific California Gas System, Inc.
              P.O. Box 770000
              77 Beale Street, 32nd Floor
              San Francisco, CA 94177

              Pacific California Gas System, Inc., incorporated under the laws of the State of California, is a wholly-owned subsidiary of PG&E. Pacific California Gas System, Inc. is inactive.

    1.2.1.9.  Pacific Energy Fuels Company
              P.O. Box 770000
              77 Beale Street, 32nd Floor
              San Francisco, CA 94177

              Pacific Energy Fuels Company, incorporated under the laws of the State of California, is a wholly-owned subsidiary of PG&E. Pacific Energy Fuels Company owns and finances nuclear fuel inventory previously owned by Pacific Energy Trust.

    1.2.1.10. Pacific Gas Properties Company
              P.O. Box 770000
              77 Beale Street, 32nd Floor
              San Francisco, CA 94177

              Pacific Gas Properties Company, incorporated under the laws of the State of California, is a wholly-owned subsidiary of PG&E. Pacific Gas Properties Company owns Alaska and California properties.

    1.2.2.  PG&E Gas Holdings ("Gas Holdings")
            77 Beale Street
            San Francisco, CA 94105

            Gas Holdings, incorporated under the laws of the State of California, is a gas holding company formed by PG&E. In December, 1996, Gas Holdings became a wholly-owned subsidiary of Claimant.

    1.2.2.1.  Pacific Gas Transmission Company ("PGT")
              2100 SW River Parkway
              Portland, Oregon  97201

              PGT, incorporated under the laws of the State of California, is a wholly-owned subsidiary of Gas Holdings. PGT owns and operates gas transmission pipelines and associated facilities capable of transporting natural gas from the Canada-U.S. border to the Oregon-California border.

    1.2.2.1.1.  PGT Australia Pty Ltd
                Level 24, Waterfront Place
                One Eagle Street
                Brisbane, Queensland 40000
                Australia

                PGT Australia Pty Ltd, incorporated under the laws of Australia, is a wholly-owned subsidiary of PGT. PGT Australia Pty Ltd was formed to pursue new business development opportunities in Australia. PGT Australia Pty Ltd also acts as Trustee of PGT Queensland Unit Trust (see below).

    1.2.2.1.2.  Pacific Gas Transmission
                International, Inc.
                Level 24, Waterfront Place
                One Eagle Street
                Brisbane, Queensland 40000
                Australia

                Pacific Gas Transmission International, Inc., incorporated under the laws of the State of California, is a wholly-owned subsidiary of PGT. Pacific Gas Transmission International, Inc. owns 99% of the beneficial interest of PGT Queensland Unit Trust.

    1.2.2.1.3.  PGT Queensland Pty Ltd
                Level 24, Waterfront Place
                One Eagle Street
                Brisbane, Queensland 40000
                Australia

                PGT Queensland Pty Ltd, incorporated under the laws of Australia, is a wholly-owned subsidiary of PGT. PGT Queensland Pty Ltd operates a natural gas pipeline and associated facilities in Australia capable of transporting natural gas within the State of Queensland. PGT Queensland Pty Ltd also owns one percent of the beneficial interest of PGT Queensland Unit Trust.

    1.2.2.1.3.1.  PGT Queensland Unit Trust
                  Level 24, Waterfront Place
                  One Eagle Street
                  Brisbane, Queensland 40000
                  Australia

                  PGT Queensland Unit Trust, created under the laws of Australia, owns all of the assets comprising the PGT Queensland Gas Pipeline in Queensland, Australia. All the beneficial interests in PGT Queensland Unit Trust are owned by Pacific Gas Transmission International, Inc. and PGT Queensland Pty Ltd.

    1.2.2.1.4.  PGT Victoria Pty Ltd
                Level 17, The Chifley Tower
                2 Chifley Square
                Sydney, NSW 2000
                Australia

                PGT Victoria Pty Ltd, incorporated under the laws of Australia, is a wholly-owned subsidiary of PGT. PGT Victoria Pty Ltd was created in anticipation of the expansion of business operations in Australia. It currently does no business.

    1.2.2.1.5.  PGT Western Australia Pty Ltd
                Level 17, The Chifley Tower
                2 Chifley Square
                Sydney, NSW 2000
                Australia

                PGT Western Australia Pty Ltd, incorporated under the laws of Australia, is a wholly-owned subsidiary of PGT. PGT Western Australia Pty Ltd was created in anticipation of the expansion of business operations in Australia. It currently does no business.

    1.2.2.1.6.  PGT Nominees Pty Ltd
                Level 17, The Chifley Tower
                2 Chifley Square
                Sydney, NSW 2000
                Australia

                PGT Nominees Pty Ltd, incorporated under the laws of Australia, is a wholly-owned subsidiary of PGT. PGT

                Nominees Pty Ltd was created in anticipation of the expansion of business operations in Australia. It currently does no business.

    1.2.2.1.7.  Energy Source, Inc.
                10375 Richmond Ave.
                Suite 300
                Houston, Texas 77042

                Energy Source, Inc., incorporated under the laws of the State of California, is a wholly-owned subsidiary of PGT. Energy Source, Inc. was created to hold the gas marketing operations of Edisto Resources Corporation. Energy Source, Inc. has offices in Houston, Tulsa, Pittsburgh, and New York, with a customer base in the Northeast and Midwest regions of the United States.

    1.2.2.1.7.1.   708559 Alberta Ltd
                   335 8th Ave, SW
                   Suite 1740
                   Calgary, Alberta T2P1CP

                   708559 Alberta Ltd, incorporated under the laws of Canada, is a wholly-owned subsidiary of Energy Source, Inc. 708559 Alberta Ltd was created to hold the Canadian gas marketing operation of Edisto Resources Corporation. 708559 Alberta Ltd has a gas marketing office in Calgary, Alberta, Canada.

    1.2.3.  PG&E Enterprises ("Enterprises")
            444 Market Street, Suite 1900
            San Francisco, CA 94111

            Enterprises, incorporated under the laws of the State of California, is a wholly-owned subsidiary of Claimant. Enterprises engages in nonutility electric generation, power plant operations and services, power marketing, energy management services and real estate development.

    1.2.3.1.  PG&E Generating Company
              444 Market Street, Suite 1900
              San Francisco, CA 94111

              PG&E Generating Company, incorporated under the laws of the State of California, is a wholly-owned subsidiary of Enterprises. Through its subsidiaries, PG&E Generating Company owns cogeneration and other energy related projects; has ownership interests in a number of independent power projects in operation or under development; and develops real estate in PG&E's service territory. In addition, some subsidiaries of PG&E Generating Company have made fuel-related investments and a limited number of non-energy related investments.

    1.2.3.1.1.  BPS I, Inc.
                California corporation
                100% owned by PG&E Generating Company

                444 Market Street, Suite 1900

                San Francisco, CA 94111

    1.2.3.1.1.1.  Solano Business Park Associates, L.P.
                  California partnership

                  4615 Cowell Blvd
                  Davis, CA 95616

    1.2.3.1.2.  Conaway Conservancy Group Joint Venture
                California partnership

                4615 Cowell Blvd
                Davis, CA 95616

    1.2.3.1.3.  The Conaway Ranch Company
                California corporation
                100% owned by PG&E Generating Company

                444 Market Street, Suite 1900
                San Francisco, CA 94111

    1.2.3.1.4.  DPR, Inc.
                California corporation
                100% owned by PG&E Generating Company

                444 Market Street, Suite 1900
                San Francisco, CA 94111

    1.2.3.1.5.  Gilia Enterprises
                California corporation
                100% owned by PG&E Generating Company

                444 Market Street, Suite 1900
                San Francisco, CA 94111

    1.2.3.1.6.  Valley Real Estate, Inc.
                California corporation
                100% owned by PG&E Generating Company

                444 Market Street, Suite 1900
                San Francisco, CA 94111

    1.2.3.1.6.1.  Alhambra Pacific (Joint Venture)
                  California partnership

                  4615 Cowell Blvd
                  Davis, CA 95616

    1.2.3.1.6.2. Davis Villas Associates Joint Venture (Greystone Apts.) California partnership

                  4615 Cowell Blvd
                  Davis, CA 95616

    1.2.3.1.6.3.  McSweeney Ranch Joint Venture
                  California partnership

                  4615 Cowell Blvd
                  Davis, CA 95616

    1.2.3.1.6.4.  Oat Creek Associates
                  Joint Venture
                  California partnership

                  4615 Cowell Blvd
                  Davis, CA 95616

    1.2.3.1.7.  APLOMADO POWER CORPORATION
                California corporation
                100% owned by PG&E Generating Company

                444 Market Street, Suite 1900
                San Francisco, CA 94111

    1.2.3.1.8.  BEALE GENERATING COMPANY
                Delaware corporation
                89% owned by PG&E Generating Company

                7500 Old Georgetown Road
                Bethesda, MD 20814

    1.2.3.1.8.1.  J. MAKOWSKI COMPANY, INC.
                  Delaware corporation
                  100% owned by Beale Generating Company

                  One Bowdoin Square
                  Boston, MA 02114

    1.2.3.1.8.1.1.  BEACON GAS SERVICES, INC.
                    Delaware corporation
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.1.8.1.2.  BOWDOIN STORAGE SERVICES, INC.
                    Delaware corporation
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.1.8.1.3.  ELEKTROGAZ VENTURES, LTD.
                    Poland partnership
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square

                    Boston, MA 02114

    1.2.3.1.8.1.4.  J. MAKOWSKI (NETHERLANDS), B.V. Netherlands
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.1.8.1.5.  J. MAKOWSKI (TEXAS), INC.
                    Delaware corporation
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

                    J. Makowski (Texas), Inc. holds a 1% LP interest in Bowdoin Fuel Services, L.P. (below)

    1.2.3.1.8.1.6.  J. MAKOWSKI ASSOCIATES, INC.
                    Massachusetts corporation
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.1.8.1.6.1.  NORTHEAST GAS MARKETS, INC.
                      Massachusetts corporation
                      100% owned by J. Makowski Associates, Inc.

                      One Bowdoin Square
                      Boston, MA 02114

    1.2.3.1.8.1.6.1.1.  NORTHEAST GAS, INC.
                        Delaware corporation
                        100% owned by Northeast Gas Markets, Inc.

                        One Bowdoin Square
                        Boston, MA 02114

    1.2.3.1.8.1.7.  J. MAKOWSKI MANAGEMENT CORPORATION
                    Delaware corporation
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.1.8.1.8.  J. MAKOWSKI PITTSFIELD, INC.
                    Delaware corporation
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.1.8.1.9.  J. MAKOWSKI SERVICES, INC.
                    Delaware corporation
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.1.8.1.10. JMC ALTRESCO, INC.
                    Colorado corporation
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.1.8.1.10.1.  ALTRESCO, INC.
                       Colorado corporation
                       100% owned by JMC Altresco, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

    1.2.3.1.8.1.10.1.1.  PITTSFIELD GENERATING COMPANY, L.P.
                         (formerly ALTRESCO PITTSFIELD, L.P.)
                         Delaware partnership
                         99% owned by Altresco, Inc.

                         One Bowdoin Square
                         Boston, MA 02114 (see 4.x)

                         The 1% interest is held by Pittsfield Partners, Inc.


    1.2.3.1.8.1.10.2.  ALTRESCO LYNN, INC.
                       Colorado corporation
                       100% owned by JMC Altresco, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

    1.2.3.1.8.1.10.2.1.  ALTRESCO LYNN, L.P.
                         Delaware partnership
                         99% owned by Altresco Lynn, Inc.

                         One Bowdoin Square
                         Boston, MA 02114

                         The 1% interest is held by Pittsfield Partners, Inc.

    1.2.3.1.8.1.10.3.  BERKSHIRE PITTSFIELD, INC.
                       Colorado corporation
                       100% owned by JMC Altresco, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

    1.2.3.1.8.1.10.3.1.  BERKSHIRE PITTSFIELD, L.P.
                         Delaware partnership
                         50% owned by Berkshire Pittsfield, Inc.

                         One Bowdoin Square
                         Boston, MA 02114

    1.2.3.1.8.1.10.3.2. BERKSHIRE FEEDLINE ACQUISITION, LIMITED PARTNERSHIP Massachusetts partnership
                         1% owned by Berkshire Pittsfield, Inc.

                         One Bowdoin Square
                         Boston, MA 02114

    1.2.3.1.8.1.10.4.  PITTSFIELD PARTNERS, INC.
                       Colorado corporation
                       100% owned by JMC Altresco, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

                       Pittsfield Partners, Inc. holds a 1% LP interest in Pittsfield Generating

                       Company, L.P. and Altresco Lynn, L.P. (above).


    1.2.3.1.8.1.11.  JMC AVOCA, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.11.1.  AVOCA NATURAL GAS STORAGE
                       New York general partnership
                       46.8781640% owned by JMC Avoca, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

    1.2.3.1.8.1.12.  JMC BEACON, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.13.  JMC BETHPAGE, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.13.1.  TBG COGEN PARTNERS
                       New York general partnership
                       10% owned by JMC Bethpage, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

    1.2.3.1.8.1.14.  JMC CALDAS, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.15.  JMC CAYUTA, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.16.  JMC DEVELOPMENT COMPANY, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.17.  JMC INTERNATIONAL, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.18.  JMC IROQUOIS, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.19.  JMC NORTHWEST VENTURES, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.20.  JMC OCEAN STATE CORPORATION
                     Rhode Island corporation
                     100% owned by J. Makowski Company, Inc.

                     1575 Sherman Farm Road, Route 98
                     Harrisville, RI 02830


    1.2.3.1.8.1.20.1.  OCEAN STATE POWER
                       Rhode Island general partnership
                       10.1% owned by JMC Ocean State Corporation

                       1575 Sherman Farm Road, Route 98
                       Harrisville, RI 02830

    1.2.3.1.8.1.20.2.  OCEAN STATE POWER II
                       Rhode Island general partnership
                       10.1% owned by JMC Ocean State Corporation

                       1575 Sherman Farm Road, Route 98
                       Harrisville, RI 02830

    1.2.3.1.8.1.20.2.1.  OSP FINANCE COMPANY
                         Delaware corporation
                         6.05% owned by Ocean State Power
                         6.05% owned by Ocean State Power II

                         1575 Sherman Farm Road, Route 98
                         Harrisville, RI 02830

    1.2.3.1.8.1.21.  JMC PIPELINE SERVICES COMPANY, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

   1.2.3.1.8.1.22.  JMC PORTLAND (INVESTORS), INC.
                    Delaware corporation
                    100% owned by J. Makowski Company, Inc.

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.1.8.1.22.1.  PORTLAND NATURAL GAS TRANSMISSION SYSTEM
                       Maine general partnership
                       6.6% owned by JMC Portland (Investors), Inc.

                       One Bowdoin Square
                       Boston, MA 02114

    1.2.3.1.8.1.23.  JMC SELKIRK HOLDINGS, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.23.1.  JMC SELKIRK, INC.
                       Delaware corporation
                       100% owned by JMC Selkirk Holdings, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

    1.2.3.1.8.1.23.1.1.  PENTAGEN INVESTORS, L.P.
                         (formerly JMCS I INVESTORS, L.P.)
                         Delaware partnership
                         46.57% owned by JMC Selkirk, Inc. (in addition to JMC Selkirk, Inc.'s 3.43% interest)

                         One Bowdoin Square
                         Boston, MA 02114

    1.2.3.1.8.1.23.1.2.  SELKIRK COGEN PARTNERS, L.P.
                         Delaware partnership
                         25.76% owned by Pentagen Investors, L.P. (in addition to JMC Selkirk, Inc.'s 22.4% direct interest)

                         One Bowdoin Square
                         Boston, MA 02114

    1.2.3.1.8.1.23.1.3.  SELKIRK COGEN FUNDING CORPORATION
                         Delaware corporation
                         51.2% owned by Pentagen Investors, L.P.

                         One Bowdoin Square
                         Boston, MA 02114

    1.2.3.1.8.1.23.2.  JMCS I HOLDINGS, INC.
                       Delaware corporation
                       100% owned by JMC Selkirk Holdings, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

                       JMCS I Holdings, Inc. holds a 3.43% interest in PentaGen Investors, L.P. (above)

    1.2.3.1.8.1.24.  JMC (STORAGE), INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.25.  JMCS I MANAGEMENT, INC.

                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.26.  JMC (U.K.), LTD.
                     Delaware partnership
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.26.1.  J. MAKOWSKI (CBM), LTD. U.K.
                       100% owned by JMC (U.K.), LTD.

                       One Bowdoin Square
                       Boston, MA 02114

    1.2.3.1.8.1.27.  JMC WEST LYNN, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.28.  MAKOWSKI (CLEAN ENERGY) INVESTORS, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.29.  MAKOWSKI NORTHWEST, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.30.  MAKOWSKI SELKIRK HOLDINGS, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.31.  MASSPOWER, INC.
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.31.1.  MASSPOWER
                       Massachusetts general partnership
                       30% owned by Masspower, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

                       (Also see Springfield Generating Company, L.P., which owns an additional 17.5% of MASSPOWER)

    1.2.3.1.8.1.32.  ORCHARD GAS CORPORATION
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.33.  U.S. GENERATING (CANADA), LTD.
                     (formerly J. Makowski (Canada), Ltd.)
                     Canada partnership
                     100% owned by J. Makowski Company, Inc.

                     3450, 205-5th Avenue, S.W.
                     Calgary, Alberta T2P 2V7


   1.2.3.1.8.1.33.1.   JMC STEUBEN, INC.
                       Delaware corporation

                       One Bowdoin Square
                       Boston, MA 02114


   1.2.3.1.8.1.33.2.   STEUBEN PIPELINE SERVICES, INC.
                       Delaware corporation

                       One Bowdoin Square
                       Boston, MA 02114

   1.2.3.1.8.1.34.  USGEN FUEL SERVICES, INC.
                     (formerly JMC Fuel Services, Inc.)
                     Delaware corporation
                     100% owned by J. Makowski Company, Inc.

                     One Bowdoin Square
                     Boston, MA 02114

    1.2.3.1.8.1.34.1.  BOWDOIN FUEL SERVICES, L.P.
                       Delaware partnership
                       79% owned by Usgen Fuel Services, Inc.

                       One Bowdoin Square
                       Boston, MA 02114

                       The 1% interest is held by J. Makowski (Texas), Inc.

    1.2.3.1.9.  BLACK HAWK POWER CORPORATION
                California corporation
                100% owned by PG&E Generating Company

    1.2.3.1.9.1.  HAMILTON GENERATING COMPANY, L.P.
                  Delaware partnership
                  51% owned by Black Hawk Power Corporation

                  7500 Old Georgetown Rd.
                  Bethesda, MD 20814

    1.2.3.1.10.  BLACK HAWK I POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

    1.2.3.1.10.1.  CATAULA GENERATING COMPANY, L.P.
                   Delaware partnership
                   51% owned by Black Hawk I Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.11.  BLACK HAWK II POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

    1.2.3.1.11.1.  MUSCOGEE GENERATING COMPANY, L.P.
                   Delaware partnership
                   51% owned by Black Hawk II Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.12.  BLACK HAWK III POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

    1.2.3.1.12.1.  RICHMOND GENERATING COMPANY, L.P.
                   Delaware partnership
                   51% owned by Black Hawk III Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.13.  BRODIA ENTERPRISES
                 California corporation
                 100% owned by PG&E Generating Company

    1.2.3.1.13.1.  WALLKILL GENERATING COMPANY, L.P.
                   Delaware partnership
                   51% owned by Brodia Enterprises

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.14.  BRODIA I ENTERPRISES
                 California corporation
                 100% owned by PG&E Generating Company

    1.2.3.1.14.1.  WALLKILL TRANSPORT COMPANY, L.P.
                   Delaware partnership
                   51% owned by Brodia I Enterprises

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.15.  CARACARA POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company


    1.2.3.1.15.1.  LONGVIEW GENERATING COMPANY, L.P.
                   Delaware partnership
                   51% owned by Caracara Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.16.  COOPER'S HAWK POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

    1.2.3.1.16.1.  CITRUS GENERATING COMPANY, L.P.
                   Delaware partnership
                   49% owned by Cooper's Hawk Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

                   The 2% interest is held by PG&E Generating Company

     1.2.3.1.17.  CORMORANT POWER CORPORATION
                  California corporation
                  100% owned by PG&E Generating Company

    1.2.3.1.17.1.  ROTTERDAM GENERATING COMPANY, L.P.
                   Delaware partnership
                   49% owned by Cormorant Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

                   The 2% interest is held by PG&E Generating Company

    1.2.3.1.18.  EAGLE POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

    1.2.3.1.18.1.  GRANITE GENERATING COMPANY, L.P.
                   Delaware partnership
                   50% owned by Eagle Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.18.1.1.  GRANITE WATER SUPPLY COMPANY, INC.
                     Delaware corporation
                     50% owned by Granite Generating Company, L.P.

                     7500 Old Georgetown Rd.
                     Bethesda, MD 20814

    1.2.3.1.18.2.  KEYSTONE COGENERATION COMPANY, L.P.
                   Delaware partnership
                   50% owned by Eagle Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.18.2.1.  KEYSTONE URBAN RENEWAL, LIMITED PARTNERSHIP
                     Delaware partnership
                     50% of 99% owned by Keystone Cogeneration Company, L.P.

                     7500 Old Georgetown Rd.
                     Bethesda, MD 20814

                     The 1% interest is owned by Granite Generating Company,
                     L.P.

    1.2.3.1.18.3.  LOGAN GENERATING COMPANY, L.P.
                   (formerly KEYSTONE ENERGY SERVICES COMPANY, L.P.)

                   Delaware partnership
                   50% owned by Eagle Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.19.  FALCON POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

    1.2.3.1.19.1.  SCRUBGRASS POWER CORPORATION
                   Pennsylvania corporation
                   100% owned by Falcon Power Corporation

    1.2.3.1.19.2.  SCRUBGRASS GENERATING COMPANY, L.P.
                   Delaware partnership
                   50% owned by Falcon Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

                   Including 24.87% interest owned by Scrubgrass Power
                   Corporation

    1.2.3.1.19.2.1.  CLEARFIELD PROPERTIES, INC.
                     Delaware corporation
                     50% (including Scrubgrass Power Corporation) of 100% owned by Scrubgrass Generating Company, L.P.

                     7500 Old Georgetown Rd.
                     Bethesda, MD 20814

    1.2.3.1.19.2.2.  LEECHBURG PROPERTIES, INC.
                     Delaware corporation
                     50% (including Scrubgrass Power Corporation) of 100% owned by Scrubgrass Generating Company, L.P.

                     7500 Old Georgetown Rd.
                     Bethesda, MD 20814

    1.2.3.1.20.  GOSHAWK POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

    1.2.3.1.20.1.  SPRINGFIELD GENERATING COMPANY, L.P.
                   Delaware partnership
                   50% owned by Goshawk Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

                   Springfield Generating Company, L.P. also holds a 17.5% GP interest in MASSPOWER (see above).

    1.2.3.1.21.  HARLAN POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.21.1.  UMATILLA GENERATING COMPANY, L.P.
                   Delaware partnership
                   51% owned by Harlan Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.22.  HARRIER POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.23.  HERON POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.23.1.  GATOR GENERATING COMPANY, L.P.
                   Delaware partnership
                   79.2% owned by Heron Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.24.  IBIS POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.24.1.  COBISA-PERSON LIMITED PARTNERSHIP
                   Delaware partnership
                   40% owned by Ibis Power Corporation

                   820 Gessner Road, Suite 930
                   Houston, Texas 77024

    1.2.3.1.25.  JAEGER POWER CORPORATION

                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.25.1.  NORTHAMPTON GENERATING COMPANY, L.P.
                   Delaware partnership
                   50% owned by Jaeger Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.25.1.1.  NORTHAMPTON FUEL SUPPLY COMPANY, INC.
                     Delaware corporation
                     50% of 100% owned by Northampton Generating Company, L.P.

                     7500 Old Georgetown Rd.
                     Bethesda, MD 20814

    1.2.3.1.25.1.2.  NORTHAMPTON WATER SUPPLY, INC.
                     Delaware corporation
                     50% of 100% owned by Northampton Generating Company, L.P.

                     7500 Old Georgetown Rd.
                     Bethesda, MD 20814


    1.2.3.1.26.  KESTREL POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.26.1.  SILVER CITY ENERGY, LIMITED PARTNERSHIP
                   Delaware partnership
                   34% owned by Kestrel Power Corporation

                   250 West Pratt Street
                   Baltimore, MD 21201

    1.2.3.1.27.  KITE POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.27.1.  USGEN POWER SERVICES, L.P.
                   (formerly INDIANA GENERATING COMPANY, L.P.)
                   Delaware partnership
                   51% owned by Kite Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.28.  LARKSPUR POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.28.1.  HERMISTON GENERATING COMPANY, L.P.
                   Delaware partnership
                   80% owned by Larkspur Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.29.  MERLIN POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.29.1.  FELLOWS GENERATING COMPANY, L.P.
                   Delaware partnership
                   51% owned by Merlin Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.30.  OSPREY POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.30.1. EAST SYRACUSE GENERATING COMPANY, L.P. (Delaware) Delaware partnership
                   50% owned by Osprey Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.31.  PACIFIC ENERGY SERVICES COMPANY

                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA 94111

    1.2.3.1.32.  PELICAN POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.32.1.  OKEELANTA POWER, LIMITED PARTNERSHIP
                   Florida partnership
                   37.54% owned by Pelican Power Corporation

                   316 Royal Poinciana Plaza
                   Palm Beach, FL 33480

    1.2.3.1.33.  PEREGRINE POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.33.1.  CHAMBERS COGENERATION, LIMITED PARTNERSHIP
                   Delaware partnership
                   45% owned by Peregrine Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.34.  PG&E OPERATING SERVICES COMPANY
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA 94111

    1.2.3.1.34.1.  U.S. OPERATING SERVICES COMPANY
                   California partnership
                   50% owned by PG&E Operating Services Company

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.35.  PLOVER POWER CORPORATION
                 (formerly HARLAN POWER CORPORATION)
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA 94111

    1.2.3.1.35.1.  PLOVER GENERATING COMPANY, L.P.
                   Delaware partnership
                   51% owned by Plover Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.36.  RAPTOR HOLDINGS COMPANY
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.36.1.  GRAY HAWK POWER CORPORATION
                   California corporation
                   100% voting rights to Raptor Holding Company

                   444 Market Street, Suite 1900
                   San Francisco, CA  94111

    1.2.3.1.36.1.1.  CEDAR BAY COGENERATION, INC.
                     Delaware corporation
                     100% owned by Gray Hawk Power Corporation

                     444 Market Street, Suite 1900
                     San Francisco, CA  94111

    1.2.3.1.36.1.1.1.  CEDAR BAY GENERATING COMPANY, L.P.
                       Delaware partnership
                       80% owned by Gray Hawk Power Corporation

                       7500 Old Georgetown Rd.
                       Bethesda, MD 20814

    1.2.3.1.36.2.  PG&E MANAGEMENT SERVICES COMPANY
                   California corporation

                   444 Market Street, Suite 1900
                   San Francisco, CA 94111

    1.2.3.1.37.  RED TAIL POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.37.1.  EVENDALE GENERATING COMPANY, L.P.
                   Delaware partnership
                   49% owned by Red Tail Power Corporation

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

                   The 2% is held by PG&E Generating Company

    1.2.3.1.38.  TOYAN ENTERPRISES
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA  94111

    1.2.3.1.38.1.  INDIANTOWN COGENERATION, L.P.
                   Delaware partnership
                   48% owned by Toyan Enterprises

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.38.1.1.  INDIANTOWN COGENERATION FUNDING CORPORATION
                     Delaware corporation
                     48% of 100% owned by IndianTown Cogeneration, L.P.

                     7500 Old Georgetown Rd.
                     Bethesda, MD 20814

    1.2.3.1.39.  U.S. GENERATING COMPANY
                 California partnership
                 50% owned by PG&E Generating Company

                 7500 Old Georgetown Rd.
                 Bethesda, MD 20814

    1.2.3.1.39.1.  FIRST OREGON LAND CORPORATION
                   Delaware corporation
                   50% of 100% owned by U.S. Generating Company

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.39.2.  TOPAZ POWER CORPORATION
                   Delaware corporation
                   50% of 100% owned by U.S. Generating Company

                   7500 Old Georgetown Rd.

                   Bethesda, MD 20814

    1.2.3.1.39.3.  GARNET POWER CORPORATION
                   Delaware corporation
                   50% of 100% owned by U.S. Generating Company

                   7500 Old Georgetown Rd.
                   Bethesda, MD 20814

    1.2.3.1.39.3.1.  CARNEYS POINT GENERATING COMPANY
                     Delaware partnership
                     50% of 100% owned through Topaz Power Corporation and Garnet Power Corporation, which each own 50%

                     7500 Old Georgetown Rd.
                     Bethesda, MD 20814


    1.2.3.1.40.  WHITE TAIL POWER CORPORATION
                 California corporation
                 100% owned by PG&E Generating Company

                 444 Market Street, Suite 1900
                 San Francisco, CA 94111

    1.2.3.2. PG&E Generating International Company ("PG&E Generating International")
              444 Market Street, Suite 1900
              San Francisco, CA 94111

              PG&E Generating International, incorporated under the laws of the State of California, is a wholly-owned subsidiary of Enterprises. PG&E Generating International is a holding company for overseas project companies.

    1.2.3.2.1.  Gannet Power Corporation
                California corporation
                100% owned by PG&E Generating International

                444 Market Street, Suite 1900
                San Francisco, CA 94111

    1.2.3.2.1.1.  SAM II Equity Funding, LLC
                  Delaware limited liability corporation

                  CT Corporation
                  1209 Orange Street
                  Wilmington, Delaware 19901

    1.2.3.2.1.2.  SAM II Generating Company (US), Inc.
                  Massachusetts corporation

                  One Bowdoin Square
                  Boston, MA 02114

    1.2.3.2.1.3.  Samalayuca Construction Management Corporation
                  Delaware corporation

                  CT Corporation
                  1209 Orange Street
                  Wilmington, Delaware 19901

    1.2.3.2.1.4.  Samalayuca II Management, LLC

    1.2.3.2.1.4.1.  SAM II Generating Company (Cayman), Ltd.

    1.2.3.2.1.4.1.1.  Samalayuca Holding Partnership

    1.2.3.2.1.4.1.1.1.  Compania Samalayuca II S.A, DE C.V.
                        Mexico

                        Avenida Ejercito Nacional 5925,
                        Torre 1, Apt 110,
                        Jardines de San Jose
                        Ciudad Juarez
                        Chihuahua, Mexico

    1.2.3.2.1.4.1.1.2.  Samalayuca II Management, S. de R.L. de C.V.

    1.2.3.2.2.  PG&E Generating International (Cayman), Ltd.
                Cayman Islands partnership
                100% owned by PG&E Generating International

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.2.2.1.  International Generating Company, Ltd.
                  Cayman Islands partnership

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

                  International Generating Company, Ltd. is involved in managing the development, construction and operation of international electric generation projects.

    1.2.3.2.2.1.1.  International Generating Company, Inc.
                    Delaware corporation

                    One Bowdoin Square
                    Boston, MA 02114

    1.2.3.2.2.1.2. International Generating Company (Hong Kong) Limited Hong Kong partnership

                    Rooms 4101-3, 41st Floor
                    Lippo Tower, Lippo Center
                    89 Queensway, Hong Kong

    1.2.3.2.2.1.3. International Generating Company (U.K.) Limited U.K. partnership

                    20 S. James Street, 4th Floor
                    London SW1A1ES
                    U.K.

    1.2.3.2.3.  PG&E Generating International (Cayman) I, Ltd.
                Cayman Islands partnership

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.2.3.1.  Dabhol Generating Company, Ltd.
                  Cayman Islands partnership

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

    1.2.3.2.3.1.1. Power Enterprises Corporation Limited (Bermuda) Bermuda partnership

                    Conyers, Dill & Pearman
                    Clarendon House, Church Street
                    Hamilton, Bermuda HM11

    1.2.3.2.3.1.2.  Power Enterprises (Bermuda), L.P.
                    Bermuda partnership

                    Conyers, Dill & Pearman
                    Clarendon House, Church Street
                    Hamilton, Bermuda HM11

    1.2.3.2.3.1.2.1.  DPC Holdings C.V.
                      Netherlands
                      The Netherlands

                      Schouwburgplein 30-34, 3012 CL
                      Rotterdam, The Netherlands

    1.2.3.2.3.1.2.2.  Energy Enterprises
                      (Mauritius) Company (Mauritius)
                      Mauritius

                      3rd Floor, Astor Court Building
                      Georges Guibert Street
                      Port Louis, Mauritius

    1.2.3.2.4.  PG&E Generating International (Cayman) II, Ltd.
                Cayman Islands partnership

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.2.4.1.  Caldera Generating Company, Ltd.
                  Cayman Islands partnership

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

    1.2.3.2.4.1.1.  Caldera Enterprises, Ltd.
                    Cayman Islands partnership

                    Maples & Calder
                    P.O. Box 309
                    George Town, Grand Cayman
                    Cayman Islands, B.W.I.

    1.2.3.2.5.  PG&E Generating International (Cayman) III, Ltd.
                Cayman Islands partnership

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.2.6.  PG&E Generating International (Cayman) IV, Ltd
                Cayman Islands partnership

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.2.6.1.  Quezon Generating Company, Ltd.
                  Cayman Islands partnership

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

    1.2.3.2.6.1.1.  Ogden Quezon Power, Inc.
                    Cayman Islands limited liability company

                    Maples & Calder
                    P.O. Box 309
                    George Town, Grand Cayman
                    Cayman Islands, B.W.I.

    1.2.3.2.7.  PG&E Generating International (Cayman) V, Ltd.
                Cayman Islands partnership

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.2.7.1.  InterGen Pipeline Company, Ltd.
                  Cayman Islands partnership

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.


    1.2.3.2.8.  PG&E Generating International (Cayman) VI, Ltd.
                Cayman Islands partnership

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.2.8.1.  PPN Generating Company, Ltd.
                  Cayman Islands partnership

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

    1.2.3.2.8.1.1.  PPNG, Ltd.
                    Cayman Islands partnership

                    Maples & Calder

                    P.O. Box 309
                    George Town, Grand Cayman
                    Cayman Islands, B.W.I.

    1.2.3.2.8.1.1.1.  PPN Mauritius Company
                      Mauritius

                      Multiconsult Ltd.
                      Les Jamalacs Building
                      Vieux Conseil Street
                      Port Louis, Mauritius

    1.2.3.2.8.1.1.1.1.  Dyna Makowski Power Company
                        India

                        Jhaver Plaza. 3rd Floor
                        1-A Nungambakkam High Road
                        Madras, 600 034 India

    1.2.3.2.9.  PG&E Generating International (Cayman) VII, Ltd.
                Cayman Islands partnership

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.2.9.1.  Rocksavage Generating Company, Ltd.
                  Cayman Islands partnership

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

    1.2.3.2.9.1.1.  Rocksavage Power Company, Ltd.
                    Cayman Islands partnership

                    Maples & Calder
                    P.O. Box 309
                    George Town, Grand Cayman
                    Cayman Islands, B.W.I.

    1.2.3.2.9.1.2.  Savage Land Limited
                    U.K. partnership

                    20 St. James' Street
                    London, SW1A 1ES
                    U.K.

    1.2.3.2.9.1.3.  Rocksavage Services I, Inc.
                    Delaware corporation

                    The Corporation Trust Center
                    c/o The Corporate Trust Company
                    1209 Orange Street
                    Wilmington, New Castle, Delaware

    1.2.3.2.9.1.4.  InterGen Operating Company (UK) Limited
                    U.K. partnership

                    20 St. James' Street
                    London, SW1A 1ES
                    U.K.

    1.2.3.2.10. PG&E Generating International (Cayman) VIII, Ltd. Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

   1.2.3.2.10.1.  JMC Cauca Valley, Inc.
                  Cayman Islands corporation

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

    1.2.3.2.10.1.1.  TermoEmcali S.A. E.S.P.
                     Colombia

                     Avenida 4 Norte No. 6-67 Of. 601
                     Cali, Colombia

    1.2.3.2.11.  PG&E Generating International (Cayman) IX, Ltd.
                 Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

    1.2.3.2.11.1.  Jacui Generating I, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.2.11.1.1.  Jacui Generating Company Ltd.
                     Brazil partnership

                     Rua de Consolacao, 247, 8th Floor
                     Sao Paulo, Brazil

    1.2.3.2.12.  PG&E Generating International (Cayman) X, Ltd.
                 Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

    1.2.3.2.12.1.  Jacui Generating II, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.2.13.  PG&E Generating International (Cayman) XI, Ltd.
                 Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

    1.2.3.2.13.1.  Camisea Generating Company, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.2.14.  PG&E Generating International (Cayman) XII, Ltd.
                 Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

    1.2.3.2.14.1.  Spalding Generating Company, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.2.14.2.  Spalding Energy Company, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.2.15. PG&E Generating International (Cayman) XIII, Ltd. Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

    1.2.3.2.15.1.  Dane Valley Gas Storage Company, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.2.16.  PG&E Generating International (Cayman) XIV, Ltd
                 Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

    1.2.3.2.16.1.  BoWin II Generating Company, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.2.17.  PG&E Generating International (Cayman) XV, Ltd
                 Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

    1.2.3.2.17.1.  Merida III Generating Company, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.2.18.  PG&E Generating International (Cayman) XVI, Ltd.
                 Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

    1.2.3.2.18.1.  LiZhe Generating Company, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.2.19. PG&E Generating International (Cayman) XVII, Ltd. Cayman Islands partnership

                 Maples & Calder
                 P.O. Box 309
                 George Town, Grand Cayman
                 Cayman Islands, B.W.I.

    1.2.3.2.19.1.  Itiquira Generating Company, Ltd.
                   Cayman Islands partnership

                   Maples & Calder
                   P.O. Box 309
                   George Town, Grand Cayman
                   Cayman Islands, B.W.I.

    1.2.3.3.  PG&E Overseas, Inc.
              California corporation
              100% owned by PG&E Enterprises

              444 Market Street, Suite 1900
              San Francisco, CA 94111

    1.2.3.3.1.  PG&E Australia
                California corporation
                100% owned by PG&E Overseas, Inc.

                444 Market Street, Suite 1900
                San Francisco, CA 94111

    1.2.3.3.2.  PG&E Overseas, Ltd.
                Cayman Islands partnership

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.3.2.1.  PG&E Pacific I, Ltd.
                  Cayman Islands partnership

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

    1.2.3.3.2.2.  PG&E Pacific II, Ltd.
                  Cayman Islands partnership

                  Maples & Calder
                  P.O. Box 309
                  George Town, Grand Cayman
                  Cayman Islands, B.W.I.

    1.2.3.3.3.  PG&E Overseas II, Ltd.
                Cayman Islands partnership

                Maples & Calder
                P.O. Box 309
                George Town, Grand Cayman
                Cayman Islands, B.W.I.

    1.2.3.4.  Quantum Ventures
              California corporation
              100% owned by Enterprises

              444 Market Street, Suite 1900
              San Francisco, CA 94111

    1.2.3.4.1.  Vantus Energy Corporation
                California corporation
                100% owned by Quantum Ventures

                444 Market Street, Suite 1900
                San Francisco, CA 94111

    1.2.3.4.1.1.  Vantus Power Services
                  California corporation
                  100% owned by Quantum Ventures

                  444 Market Street, Suite 1900
                  San Francisco, CA 94111

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

2.1. Claimant and its subsidiaries, other than PG&E, are not public utility companies for the purposes of the Public Utility Holding Company Act of 1935 and do not own any such properties.

2.2. PG&E is a public utility company.
     PG&E owns and operates the following generation plants, all located in
     California:

                                                         Net Operating
Generation                County            Number of    Capacity in
Type                      Location          Units        Kilowatts (kW)
===================       ===============   ==========   ==============
Hydroelectric:
Conventional Plants       16 counties
                          in Northern
                          and Central
                          California               111       2,703,100
Helms Pumped
Storage Plant             Fresno                     3       1,212,000
                                                   ---      ----------
Hydroelectric
Subtotal                                           114       3,915,100
                                                   ---      ----------
Steam Plants:
Contra Costa              Contra Costa               2         680,000
Humboldt Bay              Humboldt                   2         105,000
Hunters Point             San Francisco              3         377,000
Morro Bay                 San Luis Obispo            4       1,002,000
Moss Landing              Monterey                   2       1,478,000
Pittsburg                 Contra Costa               7       2,022,000
Potrero                   San Francisco              1         207,000
                                                   ---      ----------
Steam Subtotal                                      21       5,871,000
                                                   ---      ----------
Combustion Turbines:
Hunters Point             San Francisco              1          52,000
Oakland                   Alameda                    3         165,000
Potrero                   San Francisco              3         156,000
Mobile Turbines           Humboldt and
                          Contra Costa               3          45,000
                                                   ---      ----------
Combustion Turbines
Subtotal                                            10         418,000
                                                   ---      ----------
Geothermal:
The Geysers Power
Plant                     Sonoma and Lake           14       1,224,000

Nuclear:
Diablo Canyon             San Luis Obispo            2       2,160,000
                                                   ---      ----------
Total                                              161      13,588,100
                                                   ===      ==========


     PG&E's electric transmission system consists of approximately 18,450 circuit miles of interconnected transmission lines of 60 kilovolts (kV) to 500 kV and transmission substations having a capacity of approximately 34,209,000 kilovolt-amperes (kVa). PG&E's electric distribution system consists of approximately 106,495 circuit miles of distribution lines and distribution substations having a capacity of approximately 22,125,000 kVa.

     PG&E owns and operates an integrated gas transmission, storage and distribution system in California. PG&E's system consists of approximately 5,350 miles of transmission pipelines, three gas storage facilities and approximately 35,800 miles of gas distribution lines. Natural gas is delivered to PG&E from (i) Canada and transported by Canadian pipeline companies and PGT; (ii) various California producers and (iii) from other states (substantially all U.S. Southwest sources and transported by El Paso Natural Gas Company or Transwestern Pipeline Company).

     The data set forth in this item 2.2 is based on the best information available to PG&E as of December 31, 1995 or a later date. Actual information as of December 31, 1996 is not expected to differ materially from this data. As of December 31, 1996, PG&E has no electric generation, distribution or transmission facilities located outside California nor does it have any gas distribution facilities located outside California. Final information as of December 31, 1996 will be included in Claimant's Form U-3A-2 to be filed on or before March 1, 1997.

3. The following information for the year ending December 31, 1995 and for the nine months ending September 30, 1996 with respect to claimant and each of its subsidiary public utility companies:

     a) Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and thousand cubic feet (Mcf) of natural or manufactured gas distributed at retail.
     b) Number of kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each such company is organized.
     c) Number of kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.
     d) Number of kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

     3.1. Claimant and its subsidiaries, other than PG&E, are not public utility companies for the purposes of the Public Utility Holding Company Act of 1935.

     3.2.  PG&E is a public utility company.

              PG&E                                       Year      Nine months
              (in thousands)                            ending       ending
                                                       12/31/95      9/30/96
                                                      ----------   -----------
              Number of kwh of electric energy
              sold at retail or wholesale             75,359,000    56,423,885

              Number of Mcf of natural or
              manufactured gas distributed
              at retail                                  269,904       389,791

              Number of kwh of electric energy
              distributed at retail outside
              the State                                        0             0

              Number of Mcf of natural or
              manufactured gas distributed at
              retail outside the State                         0             0

              Number of kwh of electric energy
              sold at wholesale outside the
              State or at the State line               1,498,754       340,000

              Number of Mcf of natural or
              manufactured gas sold at wholesale
              outside the State or at the State
              line                                           383           361

              Number of kwh of electric energy
              purchased outside the State or
              at the State line                        5,488,429     5,205,000

              Number of Mcf of natural or
              manufactured gas purchased outside
              the State or at the State line             379,338       255,122

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility holding company, stating monetary amounts in United States dollars:

     a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution or electric energy for sale or for the distribution at retail of natural or manufactured gas.

     b) Name of each system company that holds an interest in such EWG or foreign utility company and description of the interest held.

     c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company other than the EWG or foreign utility company.

     d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreements.


     4.1. JMC OCEAN STATE CORPORATION [EWG]
       a) JMC Ocean State Corporation
          Sherman Farm Road
          Route 98
          Harrisville, RI 02839

          JMC Ocean State Corporation is a 10% general partner in both Ocean State Power and Ocean State Power II (collectively "OSP"). OSP is a two-unit, 500 MW (250 MW per unit) natural gas-fired, combined cycle electric generation facility (the "Facility") selling power to New England Power Company, Boston Edison Company, Montaup Electric Company and Newport Electric Corporation.

       b) Enterprises owns 100% of PG&E Generating Company, which owns 89.07901% of Beale Generating Company, which owns 100% of J. Makowski Company, Inc., which owns 100% of JMC Ocean State Corporation, which owns a 10% interest in OSP.

       c) J. Makowski Company, Inc. made capital contributions to OSP of $12,120,000 on December 31, 1990 and $9,973,750 on October 1, 1991.
          Unit I of the Facility went into commercial operation on December 31, 1990; Unit II of the Facility went into commercial operation on October 1, 1991. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale Generating Company, of J. Makowski Company, Inc. (Enterprises owns an 89.07901% interest in Beale Generating Company).

       d) Capitalization or total equity as of September 30, 1996 = $13,625,119 Net income for the nine months ended September 30, 1996 = $2,157,000

       e) OSP has gas enabling agreements with Selkirk Cogen Partners, Pittsfield Generating Company and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.


     4.2. PITTSFIELD GENERATING COMPANY, L.P.
          (formerly ALTRESCO PITTSFIELD, L.P.) [EWG]

       a) Pittsfield Generating Company, L.P.
          Box 4579
          Pittsfield, MA 01202

          Pittsfield Generating Company, L.P. is a 165 megawatt (MW) combined cycle, natural gas-fired cogeneration facility (the "Facility") selling power to Commonwealth Electric Company, Cambridge Electric Company and New England Power and selling steam to General Electric Company.

       b) Enterprises owns 100% of PG&E Generating Company, which owns 89.07901% of Beale Generating Company which owns 100% of J. Makowski Company, Inc., which owns 100% of JMC Altresco, Inc., which through its subsidiaries Altresco, Inc. (99% GP) and Pittsfield Partners, Inc. (1% L.P.), owns 100% of Pittsfield Generating Company, L.P.

       c) J. Makowski Company, Inc. acquired Pittsfield Generating Company, L.P. for $4,330,000, plus liabilities valued at $3,092,000 for a total investment of $7,422,000 on September 21, 1993. The Facility went into commercial operation on September 1, 1990. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale Generating Company, of J. Makowski Company, Inc. (Enterprises owns an 89.07901% interest in Beale Generating Company).

       d) Capitalization or total equity as of September 30, 1996 = $13,100,370 Net income for the nine months ended September 30, 1996 = $7,668,770

       e) U.S. Operating Services Company provides operations and maintenance services to Pittsfield Generating Company, L.P. U.S. Operating Services Company earns a base fee of $400,000 per annum plus performance bonuses, together with reimbursement of its direct costs.

          Pittsfield Generating Company, L.P. has gas enabling agreements with Selkirk Cogen Partners, Ocean State Power and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

          Pittsfield Generating Company, L.P. has a fuel transportation agreement with Berkshire Gas Company, an unaffiliated entity which leases a section of pipeline serving the Facility from Berkshire Feedline Acquisition, L.P. Berkshire Feedline Acquisition, L.P. receives lease payments of approximately $1.8 million per annum on this section of pipeline.


     4.3. SELKIRK COGEN PARTNERS, L.P. [EWG]

       a) Selkirk Cogen Partners, L.P.
          Box 160

          Feura Bush, NY 12067

          Selkirk Cogen Partners, L.P. Unit I is an 80 MW natural gas fired dispatchable cogeneration facility selling power to Niagara Mohawk Power Corporation. Selkirk Cogen Partners, L.P. Unit II is a 265 MW natural gas fired dispatchable cogeneration facility (Unit I and Unit II together, the "Facility") selling power to Consolidated Edison Company of New York, Inc.

       b) Enterprises owns 100% of PG&E Generating Company, which owns 89.07901% of Beale Generating Company, which owns 100% of J. Makowski Company, Inc., which owns 100% of JMC Selkirk Holdings, Inc., which owns 100% of JMC Selkirk, Inc. JMC Selkirk, Inc., through its 46.57% limited partnership interest in PentaGen Investors, L.P. and through its 100% interest JMCS I Holdings, Inc. (which in turn holds another 3.43% general and limited partnership interest in PentaGen Investors, L.P.), owns 50% of PentaGen's 57.6% interest in Selkirk Cogen Partners, L.P. JMC Selkirk, Inc. also holds a 22.4% direct interest in Selkirk Cogen Partners, L.P.

       c) JMC Selkirk, Inc. and PentaGen Investors, L.P. made equity contributions of $1,058,355 and $3,666,445, respectively, on October 21, 1992. Unit I of the Facility went into commercial operation on April 17, 1992. Unit II of the Facility went into commercial operation on September 1, 1994. Enterprises acquired an interest in the Facility on August 26, 1994, as a result of the acquisition by its second-tier subsidiary, Beale Generating Company, of J. Makowski Company, Inc. (Enterprises owns an 89.07901% interest in Beale Generating Company).

       d) Capitalization or total equity as of September 30, 1996 =
          ($18,691,602)
          Net income for the nine months ended September 30, 1996 = $4,949,000

       e) JMCS I Management, Inc. provides administrative services to Selkirk Cogen Partners, L.P. JMCS I Management, Inc. charges a contractually established hourly rate which covers its labor costs (including salary and benefits), overhead and profit.

          Selkirk Cogen Partners, L.P. has gas enabling agreements with Ocean State Power, Pittsfield Generating Company and USGen Fuel Services pursuant to which it may enter into non-firm/interruptible gas purchase and sales transactions at market pricing, from time to time.

          Selkirk Cogen Partners, L.P. has an enabling agreement with USGen Power Services, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.

     4.4. WALLKILL GENERATING COMPANY, L.P. [EWG]

       a) Wallkill Generating Company, L.P.
          c/o U.S. Generating Company
          Old Georgetown Road
          Bethesda, MD 20814

          In June 1995, Orange and Rockland Utilities, Inc., Wallkill Generating Company, L.P. and U.S. Generating Company entered into an agreement confirming the cancellation of the power sales agreement between Wallkill Generating Company, L.P. and Orange and Rockland Utilities, Inc. Wallkill Generating Company, L.P. is no longer being developed.

     4.5. KEYSTONE URBAN RENEWAL, L.P. [EWG]

       a) Keystone Urban Renewal, L.P.
          Box 169-C, Route 130 South, Swedesboro, NJ 08085

          Keystone Urban Renewal, L.P. is a 225 MW pulverized coal fired dispatchable generation facility (the "Facility") selling power to Atlantic Energy Company.

       b) Enterprises owns 100% of PG&E Generating Company, which through its subsidiary, Eagle Power Corporation, owns a 50% general and limited partnership interest in Keystone Cogeneration Company, L.P. which owns a 99% interest in Keystone Urban Renewal, L.P. The other 1% interest is held by Granite Generating Company, L.P., which is also 50% owned by PG&E Corporation through Enterprises.

       c) Eagle Power Corporation made a capital contribution of $50 to Keystone Urban Renewal, L.P. on September 13, 1991. Enterprises, through PG&E Generating Company, owns a 50% interest in Keystone Urban Renewal, L.P. which owns the Facility and leases it to Logan Generating Company, L.P. The Facility went into commercial operation on September 22, 1994.

       d) Capitalization or total equity as of September 30, 1996 = $100
          Net income after taxes for the nine months ended September 30, 1996 =
          $0

       e) None


     4.6. LOGAN GENERATING COMPANY, L.P. (formerly KEYSTONE ENERGY SERVICE COMPANY, L.P.) [EWG]

       a) Logan Generating Company, L.P.
          Box 169-C, Route 130 South, Swedesboro, NJ 08085

          Logan Generating Company, L.P. is a 225 MW pulverized coal fired dispatchable generation facility (the "Facility") selling power to Atlantic Electric Company.

       b) Enterprises owns 100% of PG&E Generating Company, which through its wholly-owned subsidiary, Eagle Power Corporation, owns a 50% general and limited partnership interest in Logan Generating Company, L.P.

       c) Eagle Power Corporation made a capital contribution of $36,249,978 to Logan Generating Company, L.P. on October 31, 1994. Enterprises, through PG&E Generating Company, owns a 50% interest in Logan Generating Company, L.P. which leases the Facility from Keystone Urban Renewal L.P. The Facility went into commercial operation on September 22, 1994.

       d) Capitalization or total equity as of September 30, 1996 = $72,500,000 Net income after taxes for the nine months ended September 30, 1996 = $9,728,000

       e) U.S. Generating Company provides management services to Logan Generating Company, L.P. U.S. Generating Company earns a base fee of $400,000 per annum.

          Operating Services Company provides operations and maintenance services to LGC. Operating Services Company earns a base fee of $500,000 per annum plus performance bonuses.

          Logan Generating Company, L.P. has an enabling agreement with USGen Power Services, L.P. pursuant to which it may make wholesale sales of electricity and purchase and sell other ancillary services from time to time.


     4.7. HERMISTON GENERATING COMPANY, L.P. [EWG]

       a) Hermiston Generating Company, L.P.
          Box 930, Hermiston, OR 97838

          Hermiston Generating Company, L.P. is a 474 MW natural gas fired dispatchable cogeneration facility (the "Facility") selling power to PacifiCorp. PacifiCorp owns a 50% undivided interest in the Facility.

       b) Enterprises owns 100% of PG&E Generating Company, which through its subsidiary, Larkspur Power Corporation, owns an 80% general and limited partnership interest in Hermiston Generating Company, L.P.

       c) Larkspur Power Corporation made a capital contribution of $30,852,148 to HGC on October 30, 1996. Enterprises, through PG&E Generating Company, owns an 80% interest in Hermiston Generating Company, L.P. which owns a 50% undivided interest in the Facility. The Facility went into commercial operation on July 1, 1996.

       d) Capitalization or total equity as of September 30, 1996 = $38,565,285 Net income for the nine months ended September 30, 1996 = $3,405,655

       e) U.S. Generating Company provides management services to Hermiston Generating Company, L.P. U.S. Generating Company earns a base fee of $250,000 per annum.

          Operating Services Company provides operations and maintenance services to Hermiston Generating Company, L.P. Operating Services Company earns a base fee of $900,000 per annum plus performance bonuses.

          Pacific Gas Transmission provides gas transmission services to Hermiston Generating Company, L.P. Pacific Gas Transmission earns a fixed and variable charge based upon the volume of gas transported resulting in projected annual revenues of $5.9 million.

EXHIBIT A

          A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

          Consolidating statements of income and surplus of the Claimant's subsidiary companies (i.e., PG&E and its subsidiaries) for 1995 and the nine months ended September 30, 1996, together with consolidating balance sheets of Claimant's subsidiary companies as of the close of such periods, are attached as Exhibit A. No separate consolidating financial statements for Claimant were prepared since the reorganization by which Claimant became the parent of PG&E and its subsidiaries became effective on January 1, 1997.

          Due to the proximity of the effective date of this filing to the close of the most recent calendar year, financial statements for the year ended December 31, 1996 are not yet available. Financial statements for the year ended December 31, 1996 will be included in Claimant's Form U-3A-2 to be filed on or before March 1, 1997.

EXHIBIT A


PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
(In Thousands)

                                                                            Other                     PG&E
                                    PG&E            PGT     Enterprises     Subs.   Eliminations   Consolidated
                                -------------------------------------------------------------------------------
OPERATING REVENUES

  Electric utility              $5,348,676                                $  7,390    $ (7,390)     $5,348,676
  Gas utility                    1,315,914         204,522                    (546)    (46,298)      1,473,592
  Other                                              1,863      85,150         155        (150)         87,018
                                -------------------------------------------------------------------------------
Total Operating Revenues         6,664,590         206,385      85,150       6,999     (53,838)      6,909,286

OPERATING EXPENSES
  Cost of electric energy        1,717,394                      31,111                  (1,696)      1,746,809
  Cost of gas                      281,108          31,973                               4,393         317,474
  Maintenance and other
    operating                    1,583,814          14,434      37,362         217     (49,507)      1,586,320
  Depreciation and
    decommissioning                884,284          21,357       9,744         659                     916,044
  Administrative and
    general                        674,518          28,562      24,701       1,283      (1,289)        727,775
Property and other
    taxes                          219,520           8,573                     156                     228,249
                                -------------------------------------------------------------------------------
Total Operating Expenses         5,360,638         104,899     102,918       2,315     (48,099)      5,522,671
                                -------------------------------------------------------------------------------

OPERATING INCOME                 1,303,952         101,486     (17,768)      4,684      (5,739)      1,386,615

OTHER INCOME AND (INCOME
 DEDUCTIONS)
  Interest income                   66,695             445       2,285       1,247      (8,556)         62,116
  Allowance for equity
    funds used during
    construction                     8,999             312                                               9,311
  Other - net                       45,230          (2,028)     24,027         685     (48,653)         19,261
                                -------------------------------------------------------------------------------
Total Other Income
   and (Income Deductions)         120,924          (1,271)     26,312       1,932     (57,209)         90,688
                                -------------------------------------------------------------------------------

INCOME BEFORE INTEREST
  EXPENSE                        1,424,876         100,215       8,544       6,616     (62,948)      1,477,303

INTEREST EXPENSE
  Interest on long-term
    debt                           400,581          31,539       3,661      17,775                     453,556
  Other interest charges            84,160           3,483     (14,155)    (10,919)    (15,917)         46,652
  Allowance for borrowed
    funds used during
    construction                    (5,037)           (233)                                             (5,270)
                                -------------------------------------------------------------------------------
Net Interest Expense               479,704          34,789     (10,494)      6,856     (15,917)        494,938
                                -------------------------------------------------------------------------------

PRETAX INCOME                      945,172          65,426      19,038        (240)    (47,031)        982,365

INCOME TAXES                       338,993          24,973      12,758        (538)                    376,186
                                -------------------------------------------------------------------------------
NET INCOME                         606,179          40,453       6,280         298     (47,031)        606,179
  Preferred dividend
    requirement and
    redemption premium              24,835                                                              24,835
                                -------------------------------------------------------------------------------
EARNINGS AVAILABLE FOR
COMMON STOCK                    $  581,344        $ 40,453    $  6,280     $   298    $(47,031)     $  581,344
                                ===============================================================================

EXHIBIT A


PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
FOR THE PERIOD ENDING SEPTEMBER 30, 1996
(In Thousands)

                                                                            Other                     PG&E
                                    PG&E            PGT     Enterprises     Subs.   Eliminations   Consolidated
                                 ------------------------------------------------------------------------------
ASSETS

PLANT IN SERVICE
 Electric
  Nonnuclear                    $18,009,732                                                         $18,009,732
  Diablo Canyon                   6,687,283                                                           6,687,283
 Gas                              6,505,179      1,423,741                  32,902                    7,961,822
                                -------------------------------------------------------------------------------
Total Plant in Service
  (at original cost)             31,202,194      1,423,741           -      32,902           -       32,658,837
Accum. depreciation and
  decommissioning               (13,726,176)      (405,412)          -      (6,947)                 (14,138,535)
                                -------------------------------------------------------------------------------
 Net Plant In Service            17,476,018      1,018,329           -      25,955           -       18,520,302

CONSTRUCTION WORK IN
 PROGRESS                           270,261         18,386                     248                      288,895

OTHER NONCURRENT ASSETS
 Nuclear decommissioning
    funds                           822,046                                                             822,046
 Investment in
    subsidiaries                  1,338,967                                         (1,338,967)               -
 Investment in
    nonregulated projects                          136,192     837,681                                  973,873
 Other assets                        95,040         21,152                 325,343    (309,488)         132,047
                                -------------------------------------------------------------------------------
 Total Other Noncurrent
    Assets                        2,256,053        157,344     837,681     325,343  (1,648,455)       1,927,966

CURRENT ASSETS
 Cash and cash
    equivalents                      86,494          2,384      54,650      17,952                      161,480
 Accounts receivable
   Customers                      1,339,916         21,506     382,344       6,463    (526,659)       1,223,570
   Other                             (1,717)        13,377                     224                       11,884
   Allowance for
     uncollectible accounts         (38,038)                                                            (38,038)
 Regulatory balancing
   accounts receivable              468,895                                                             468,895
 Inventories
   Materials and supplies           172,314          5,702      2,775                                   180,791
   Gas stored underground           135,755                                                             135,755
   Fuel oil                          30,064                                                              30,064
   Nuclear fuel                     161,040                                166,984    (166,984)         161,040
 Prepayments                         29,615          2,803      3,080           80        (666)          34,912
                                -------------------------------------------------------------------------------
  Total Current Assets            2,384,338         45,772    442,849      191,703    (694,309)       2,370,353

DEFERRED CHARGES
 Income tax-related
   deferred charges               1,037,724         26,276                                            1,064,000
 Diablo Canyon costs                368,334                                                             368,334
 Unamort. loss net of
   gain on reacquired debt          364,712         15,261                                              379,973
 Workers' comp. and
   disability claims
   recoverable                      283,896                                                             283,896
 Other                              396,427         33,928      27,763       1,580     (13,702)         445,996
                                -------------------------------------------------------------------------------
  Total Deferred Charges          2,451,093         75,465      27,763       1,580     (13,702)       2,542,199
                                -------------------------------------------------------------------------------
TOTAL ASSETS                    $24,837,763     $1,315,296  $1,308,293    $544,829 $(2,356,466)     $25,649,715
                                ===============================================================================

EXHIBIT A



PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
FOR THE PERIOD ENDING SEPTEMBER 30, 1996
(In Thousands)


                                                                            Other                     PG&E
                                    PG&E            PGT     Enterprises     Subs.   Eliminations   Consolidated
                                 ------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION
 Common stock                   $ 2,051,994       $ 85,473    $     10     $   726  $   (86,209)    $ 2,051,994

 Additional paid-in
   capital                        3,755,008        192,000     891,323      52,628   (1,135,951)      3,755,008

 Reinvested earnings              2,687,020        175,365     (75,909)    (33,243)     (66,213)      2,687,020
                                -------------------------------------------------------------------------------
 Total Common Stock
   Equity                         8,494,022        452,838     815,424      20,111   (1,288,373)      8,494,022

 Pref. stock without
   mandatory redemp. prov.          402,056                                 13,591      (13,591)        402,056
 Pref. stock with
   mandatory redemp. prov.          137,500                                                             137,500
 Company obligated
   mandatorily redeemable
   pref. securities of
   subsidiary trust holding
   solely PG&E subordinated
   debentures                                                              300,000                      300,000
 Long-term debt                   7,614,188        626,682      33,656      40,777     (350,055)      7,965,248
                                -------------------------------------------------------------------------------
 Total Capitalization            16,647,766      1,079,520     849,080     374,479   (1,652,019)     17,298,826

OTHER NONCURRENT
  LIABILITIES
 Customer advances for
    construction                    130,381                                                             130,381
 Workers' compensation
    and disability claims           271,400                                                             271,400
 Other                              869,184         23,056      94,913                 (142,128)        845,025
                                -------------------------------------------------------------------------------
 Total Other Non-
   current Liabilities          $ 1,270,965         23,056      94,913           -     (142,128)      1,246,806

CURRENT LIABILITIES
 Short-term borrowings                                                                                        -
 Long-term debt                     251,185                      2,993                                  254,178
 Accounts payable
   Trade creditors                  687,301         52,546      26,675     155,922     (521,476)        400,968
   Other                            424,695          1,669                      64        7,345         433,773
 Accrued taxes                      359,293         15,690      67,272      (3,745)                     438,510
 Deferred income taxes              127,437                                                             127,437
 Interest payable                   145,470          8,478         367      12,498      (12,498)        154,315
 Dividends payable                  211,318                                                             211,318
 Other                              355,688          3,882      28,560       2,810      (21,778)        369,162
                                -------------------------------------------------------------------------------
 Total Current Liabilities        2,562,387         82,265     125,867     167,549     (548,407)      2,389,661

DEFERRED CREDITS
 Deferred income taxes            3,515,315        125,916     231,998       2,670      (13,702)      3,862,197
 Deferred tax credits               382,637            354                                              382,991
 Noncurrent balancing
   account liabilities              127,207                                                             127,207
 Other                              331,486          4,185      6,435          131         (210)        342,027
                                -------------------------------------------------------------------------------
 Total Deferred Credits           4,356,645        130,455    238,433        2,801      (13,912)      4,714,422
                                -------------------------------------------------------------------------------
TOTAL CAPITALIZATION
 AND LIABILITIES                $24,837,763     $1,315,296 $1,308,293     $544,829  $(2,356,466)    $25,649,715
                                ===============================================================================

EXHIBIT A


PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
(In Thousands)


                                                                            Other                     PG&E
                                    PG&E            PGT     Enterprises     Subs.   Eliminations   Consolidated
                                 ------------------------------------------------------------------------------
Balance, December 31, 1995       $2,812,683       $144,027    $(82,189)  $ (33,566)  $  (28,272)    $ 2,812,683

 Net income                         606,179         40,453       6,280         298      (47,031)        606,179
 Common stock repurchased           (91,989)                                                            (91,989)
 Preferred stock redeemed
  or repurchased                       (166)                                                               (166)
 Dividends declared
  Preferred stock                   (33,113)                                                            (33,113)
  Common stock                     (607,237)       (10,000)                              10,000        (607,237)
 Other                                  663            885                      25         (910)            663
                                -------------------------------------------------------------------------------
Balance, September 30, 1996     $ 2,687,020       $175,365    $(75,909)  $ (33,243)   $ (66,213)    $ 2,687,020
                                ===============================================================================

EXHIBIT A



PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
(In Thousands)


                                                                            Other                     PG&E
                                    PG&E            PGT     Enterprises     Subs.   Eliminations   Consolidated
                                 ------------------------------------------------------------------------------
OPERATING REVENUES

  Electric utility             $7,386,307                                  $  9,473       $ (9,473)  $7,386,307
  Gas utility                   1,857,166        270,648                      4,448        (73,145)   2,059,117
  Other                               373                    176,186            156           (374)     176,341
                                -------------------------------------------------------------------------------
Total Operating Revenues        9,243,846        270,648     176,186         14,077        (82,992)   9,621,765

OPERATING EXPENSES
  Cost of electric energy       2,094,241                     36,367                       (13,768)   2,116,840
  Cost of gas                     282,399         46,877                                     4,004      333,280
  Maintenance and other
   operating                    1,753,905         19,528      98,169         (9,391)       (62,430)   1,799,781
  Depreciation and
   decommissioning              1,272,686         40,139      45,934          1,359                   1,360,118
  Administrative and
   general                        894,219         36,699      39,350          6,583         (5,275)     971,576
  Workforce reduction
   costs                          (18,195)                                                              (18,195)
  Property and other
   taxes                          282,400         12,641                        339                     295,380
                                -------------------------------------------------------------------------------
Total Operating Expenses        6,561,655        155,884     219,820         (1,110)       (77,469)   6,858,780
                                -------------------------------------------------------------------------------

OPERATING INCOME                2,682,191        114,764     (43,634)        15,187         (5,523)   2,762,985

OTHER INCOME AND (INCOME
 DEDUCTIONS)
  Interest income                  75,590          2,189       3,372          3,093        (11,720)      72,524
  Allowance for equity
   funds used during
   construction                    18,455          1,584                                                 20,039
  Other - net                      86,101          4,526      41,127          3,214        (76,404)      58,564
                                -------------------------------------------------------------------------------
Total Other Income
  and (Income Deductions)         180,146          8,299      44,499          6,307        (88,124)     151,127
                                -------------------------------------------------------------------------------

INCOME BEFORE INTEREST
  EXPENSE                       2,862,337        123,063         865         21,494        (93,647)   2,914,112

INTEREST EXPENSE
  Interest on long-term
   debt                           573,420         46,306       7,649          2,173                     629,548
  Other interest charges           92,786          1,853     (19,701)         7,525        (21,430)      61,033
  Allowance for borrowed
   funds used during
   construction                    (9,285)        (1,358)                                               (10,643)
                                -------------------------------------------------------------------------------
Net Interest Expense              656,921         46,801     (12,052)         9,698        (21,430)     679,938
                                -------------------------------------------------------------------------------

PRETAX INCOME                   2,205,416         76,262      12,917         11,796        (72,217)   2,234,174

INCOME TAXES                      866,531         30,042         192         (1,476)                    895,289
                                -------------------------------------------------------------------------------
NET INCOME                      1,338,885         46,220      12,725         13,272        (72,217)   1,338,885
  Preferred dividend
   requirement and
   redemption premium              70,288                                                                70,288
                                -------------------------------------------------------------------------------
EARNINGS AVAILABLE FOR
COMMON STOCK                   $1,268,597       $ 46,220   $  12,725        $13,272       $(72,217)  $1,268,597
                               ================================================================================

EXHIBIT A



PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
FOR THE PERIOD ENDING DECEMBER 31, 1995
(In Thousands)


                                                                            Other                     PG&E
                                    PG&E            PGT     Enterprises     Subs.   Eliminations   Consolidated
                                 ------------------------------------------------------------------------------
ASSETS

PLANT IN SERVICE
 Electric
  Nonnuclear                    $ 17,513,830                                                        $17,513,830
  Diablo Canyon                    6,646,853                                                          6,646,853
 Gas                               6,312,405     1,388,100                  32,176                    7,732,681
                                -------------------------------------------------------------------------------
Total Plant in Service
  (at original cost)              30,473,088     1,388,100          -       32,176            -      31,893,364
Accum. depreciation and
  decommissioning                (12,914,148)     (388,026)                 (6,422)                 (13,308,596)
                                -------------------------------------------------------------------------------
 Net Plant In Service             17,558,940     1,000,074           -      25,754            -      18,584,768

CONSTRUCTION WORK IN
 PROGRESS                            309,684        23,175                     406           (2)        333,263

OTHER NONCURRENT ASSETS
 Nuclear decommissioning
    funds                            769,829                                                            769,829
 Investment in
    subsidiaries                   1,290,972                                         (1,290,972)              -
 Investment in
    nonregulated projects                                     869,674                                   869,674
 Other assets                         96,038        18,939                 324,639     (309,488)        130,128
                                -------------------------------------------------------------------------------
 Total Other Noncurrent
    Assets                         2,156,839        18,939    869,674      324,639   (1,600,460)      1,769,631

CURRENT ASSETS
 Cash and cash
    equivalents                      692,522           215     23,303       18,255                      734,295
 Accounts receivable
   Customers                       1,361,994        19,955    412,287        7,560     (563,247)      1,238,549
   Other                              44,562        14,016      6,827          502                       65,907
   Allowance for
     uncollectible accounts          (35,513)                                   (7)                     (35,520)
 Regulatory balancing
   accounts receivable               746,344                                                            746,344
 Inventories
   Materials and supplies            171,676         7,883     2,204                                    181,763
   Gas stored underground            146,499                                                            146,499
   Fuel oil                           40,756                                                             40,756
   Nuclear fuel                      175,957                               180,928     (180,928)        175,957
 Prepayments                          33,697        10,198     3,511            92         (473)         47,025
                                -------------------------------------------------------------------------------
  Total Current Assets             3,378,494        52,267   448,132       207,330     (744,648)      3,341,575

DEFERRED CHARGES
 Income tax-related
   deferred charges                1,052,244        27,429                                            1,079,673
 Diablo Canyon costs                 382,445                                                            382,445
 Unamort. loss net of
   gain on reacquired debt           376,230        15,886                                              392,116
 Workers' comp. and
   disability claims
   recoverable                       297,266                                                            297,266
 Other                               553,333        72,127    50,195        2,744       (8,846)         669,553
                                -------------------------------------------------------------------------------
  Total Deferred Charges           2,661,518       115,442    50,195        2,744       (8,846)       2,821,053
                                -------------------------------------------------------------------------------
TOTAL ASSETS                    $ 26,065,475   $1,209,897 $1,368,001    $ 560,873 $ (2,353,956)     $26,850,290
                                ===============================================================================

EXHIBIT A



PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
FOR THE PERIOD ENDING DECEMBER 31, 1995
(In Thousands)


                                                                            Other                     PG&E
                                    PG&E            PGT     Enterprises     Subs.   Eliminations   Consolidated
                                 ------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES

CAPITALIZATION
 Common stock                   $ 2,070,128    $  85,474     $     10     $     726  $   (86,210)    $2,070,128
 Additional paid-in
   capital                        3,716,322      182,000      891,323        52,628   (1,125,951)     3,716,322
 Reinvested earnings              2,812,683      144,027      (82,189)      (33,566)     (28,272)     2,812,683
                                -------------------------------------------------------------------------------
 Total Common Stock
   Equity                         8,599,133      411,501      809,144        19,788   (1,240,433)     8,599,133

 Pref. stock without
   mandatory redemp. prov.          402,056                                  13,591      (13,591)       402,056
 Pref. stock with
   mandatory redemp. prov.          137,500                                                             137,500
 Company obligated
   mandatorily redeemable
   pref. securities of
   subsidiary trust holding
   solely PG&E subordinated
   debentures                                                               300,000                     300,000
 Long-term debt                   7,747,597      576,063       34,164        40,786     (350,064)     8,048,546
                                -------------------------------------------------------------------------------
 Total Capitalization            16,886,286      987,564      843,308       374,165   (1,604,088)    17,487,235

OTHER NONCURRENT
  LIABILITIES
 Customer advances for
    construction                    146,191                                                             146,191
 Workers' compensation
    and disability claims           271,000                                                             271,000
 Other                              871,130       21,977       95,015                   (172,162)       815,960
                                -------------------------------------------------------------------------------
 Total Other Non-
   current Liabilities          $ 1,288,321       21,977       95,015            -      (172,162)     1,233,151

CURRENT LIABILITIES
 Short-term borrowings              796,143                    33,804                                   829,947
 Long-term debt                     301,234                     2,970                                   304,204
 Accounts payable
   Trade creditors                  712,520       36,474       43,693       179,622     (558,337)       413,972
   Other                            383,466        4,065                                     216        387,747
 Accrued taxes                      186,656       18,020       72,897        (3,480)                    274,093
 Deferred income taxes              227,782                                                             227,782
 Interest payable                    68,468        1,207          504         5,085       (5,085)        70,179
 Dividends payable                  205,467                                                             205,467
 Other                              478,890        4,313       24,528         2,686       (5,444)       504,973
                                -------------------------------------------------------------------------------
 Total Current Liabilities        3,360,626       64,079      178,396       183,913      (568,650)    3,218,364

DEFERRED CREDITS
 Deferred income taxes            3,602,979      120,530      216,479         2,623        (8,846)    3,933,765
 Deferred tax credits               392,882          373                                                393,255
 Noncurrent balancing
   account liabilities              185,647                                                             185,647
 Other                              348,734       15,374       34,803           172          (210)      398,873
                                -------------------------------------------------------------------------------
 Total Deferred Credits           4,530,242      136,277      251,282         2,795        (9,056)    4,911,540
                                -------------------------------------------------------------------------------
TOTAL CAPITALIZATION
 AND LIABILITIES                $26,065,475   $1,209,897   $1,368,001      $560,873   $(2,353,956)  $26,850,290
                                ===============================================================================

EXHIBIT A



PACIFIC GAS AND ELECTRIC COMPANY AND SUBSIDIARIES
CONSOLIDATING STATEMENT OF REINVESTED EARNINGS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1995
(In Thousands)

                                                                            Other                     PG&E
                                    PG&E            PGT     Enterprises     Subs.   Eliminations   Consolidated
                                 ------------------------------------------------------------------------------
Balance, December 31, 1994       $2,677,304      $ 134,306    $(94,916)   $(34,725)   $  (4,665)    $2,677,304

 Net income                       1,338,885         46,220      12,725      13,272      (72,217)     1,338,885
 Common stock repurchased          (298,308)                                                          (298,308)
 Preferred stock redeemed
  or repurchased                    (19,459)                                                           (19,459)
 Dividends declared
  Preferred stock                   (56,006)                                                           (56,006)
  Common stock                     (829,828)       (40,000)                (12,210)      52,210       (829,828)
 Other                                   95          3,501           2          97       (3,600)            95
                                 -----------------------------------------------------------------------------
Balance, December 31, 1995       $2,812,683      $ 144,027    $(82,189)   $(33,566)   $ (28,272)    $2,812,683
                                 =============================================================================

EXHIBIT B

          If at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.       Caption Heading
(In Thousands of Dollars)
As of December 31, 1995

1              Total assets at December 31, 1995                    $26,850,290
1              Total assets at September 30, 1996                   $25,649,715

2              Total operating revenues for the period
               ending December 31, 1995                             $ 9,621,765
2              Total operating revenues for the period
               ending September 30, 1996                            $ 6,909,286

3              Earnings available for common stock at
               December 31, 1995                                    $ 1,268,597
3              Earnings available for common stock at
               September 30, 1996                                   $   581,344

EXHIBIT C

          An organizational chart showing the relationship of each Exempt Wholesale Generator (EWG) or foreign utility company to associate companies in the holding-company system.


Exempt Wholesale Generators (EWGs):
-----------------------------------

1.  JMC OCEAN STATE CORPORATION

PG&E Corporation
   PG&E Enterprises
      PG&E Generating Company
         Beale Generating Company
            J. Makowski Company, Inc.
               JMC Ocean State Corporation
                  Ocean State Power
                  Ocean State Power II
                     OSP Finance Company


2.  PITTSFIELD GENERATING COMPANY, L.P.
    (formerly ALTRESCO PITTSFIELD, L.P.)

PG&E Corporation
   PG&E Enterprises
      PG&E Generating Company
         Beale Generating Company
            J. Makowski Company, Inc.
               JMC Altresco, Inc.
                  Altresco, Inc.
                     Pittsfield Generating Company, L.P.
                     (formerly Altresco Pittsfield, L.P.)
                  Altresco Lynn, Inc.
                     Altresco Lynn, L.P.
                  Berkshire Pittsfield, Inc.
                     Berkshire Pittsfield, L.P.
                     Berkshire Feedline Acquisition L.P.
                  Pittsfield Partners, Inc.


3.  SELKIRK COGEN PARTNERS, L.P.

PG&E Corporation
   PG&E Enterprises
      PG&E Generating Company
         Beale Generating Company
            J. Makowski Company, Inc.
               JMC Selkirk Holdings, Inc.
                  JMC Selkirk, Inc.
                     PentaGen Investors, L.P.
                        Selkirk Cogen Partners, L.P.
                        Selkirk Cogen Funding Corp.

4.  WALLKILL GENERATING COMPANY, L.P.

PG&E Corporation
   PG&E Enterprises
      PG&E Generating Company
         Brodia Enterprises
            Wallkill Generating Company, L.P.


5.  KEYSTONE URBAN RENEWAL, L.P.

PG&E Corporation
   PG&E Enterprises
      PG&E Generating Company
         Eagle Power Corporation
            Keystone Cogeneration Company, L.P.
               Keystone Urban Renewal, L.P.
            Logan Generating Company, L.P.
            (formerly Keystone Energy Services Company, L.P.)


6.  LOGAN GENERATING COMPANY, L.P.
    (formerly KEYSTONE ENERGY SERVICES CO., L.P.)

PG&E Corporation
   PG&E Enterprises
      PG&E Generating Company
         Eagle Power Corporation
            Keystone Cogeneration Company, L.P.
               Keystone Urban Renewal, Limited Partnership
            Logan Generating Company, L.P.
            (formerly Keystone Energy Services Company, L.P.)


7.  HERMISTON GENERATING COMPANY

PG&E Corporation
   PG&E Enterprises
      PG&E Generating Company
         Larkspur Power Corporation
            Hermiston Generating Company, L.P.

PG&E CORPORATION

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this thirty-first day of December, 1996.


                                               PG&E Corporation



                                       By         CHRISTOPHER P. JOHNS
                                          -----------------------------------
                                                        Controller


Corporate Seal

Attest:

KATHLEEN RUEGER
-----------------------------------
KATHLEEN RUEGER, Assistant Corporate Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

       Christopher P. Johns
       Controller
       PG&E Corporation
       77 Beale Street
       P.O. Box 770000
       San Francisco, CA 94177